Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TechPrecision Corporation:

We consent to the incorporation by reference in the registration statement (No. 333 148152) on Form S-8,  of TechPrecision Corporation and subsidiaries of our report dated August 16, 2013, with respect to the consolidated balance sheet of TechPrecision Corporation and subsidiaries as of March 31, 2013, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year ended March 31, 2013, which report appears in the March 31, 2014 annual report on Form 10-K of TechPrecision Corporation.

Our report dated August 16, 2013 contains an explanatory paragraph that states that the Company was not in compliance with the fixed charges and interest coverage financial covenants under their credit facility, and the Bank has not agreed to waive the non-compliance with the covenants. Since the Company is in default, the Bank has the right to accelerate payment of the debt in full upon 60 days written notice. The Company has suffered recurring losses from operations, and the Company’s liquidity may not be sufficient to meet its debt service requirements as they come due over the next twelve months. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 15, 2014